                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*
                               ---------------


                              CuraGen Corporation
                        -----------------------------
                                (Name of Issuer)

                                  Common Stock
                        -----------------------------
                        (Title of Class of Securities)

                                 23126R  10  1
                        -----------------------------
                                 (CUSIP Number)

                               December 31, 2000
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)

[_]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
  CUSIP NO. 23126R 10 1                13G
--------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      Henry M. Rothberg

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
                          None

                   -----------------------------------------------------------
     NUMBER OF            SHARED VOTING POWER
                     6
      SHARES              1,460,592 shares of Common Stock held by Grand
                          Hemroc Limited Partnership. Mr. Rothberg and his wife
   BENEFICIALLY           serve as co-general partners of Grand Hemroc Limited
                          Partnership.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,460,592 shares of Common Stock held by Grand
                          Hemroc Limited Partnership. Mr. Rothberg and his wife serve as co-general partners of Grand Hemroc Limited Partnership.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,460,592 shares of Common Stock held by Grand Hemroc Limited Partnership. Mr. Rothberg and his wife serve as co-general partners of Grand Hemroc Limited Partnership.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
      Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      3.31%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

--------------------------
  CUSIP NO. 23126R 10 1                13G
--------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      Lillian R. Rothberg

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
                          15,000 shares

                   -----------------------------------------------------------
     NUMBER OF            SHARED VOTING POWER
                     6
      SHARES              1,460,592 shares of Common Stock held by Grand
                          Hemroc Limited Partnership. Mrs. Rothberg and her
   BENEFICIALLY           husband serve as co-general partners of Grand Hemroc
                          Limited Partnership.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             15,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,460,592 shares of Common Stock held by Grand Hemroc Limited Partnership. Mrs. Rothberg and her husband serve as co-general partners of Grand Hemroc Limited Partnership.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,475,592 shares (consists of (i) 15,000 shares held by Mr. Rothberg's wife, and (ii) 1,460,592 shares of Common Stock held by Grand Hemroc Limited Partnership. Mr. Rothberg and his wife serve as co-general partners of Grand Hemroc Limited Partnership.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
      Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      3.34%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
            ---------------

            CuraGen Corporation


Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

            555 Long Wharf Drive
            New Haven, CT  06511


Item 2(a).  Name of Person Filing:
            ----------------------

            Henry M. Rothberg and Lillian R. Rothberg


Item 2(b).  Address of Principal Business Office or, if None, Residence:
            ------------------------------------------------------------

            Laticrete International, Inc.
            One Laticrete Park North
            Bethany, CT  06524-3423


Item 2(c).  Citizenship:
            ------------

            Mr. and Mrs. Rothberg are United States citizens


Item 2(d).  Title of Class of Securities:
            -----------------------------

            Common Stock

Item 2(e).  CUSIP Number:
            -------------------------------------------------------------------

            23126R  10  1

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

     (a)    [ ]    Broker or dealer registered under Section 15 of the Exchange
                   Act.

     (b)    [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    [ ]    Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act.

     (d)    [ ]    Investment company registered under Section 8 of the
                   Investment Company Act.

     (e)    [ ]    An investment adviser in accordance with Rule 13d-
                   1(b)(1)(ii)(E).

     (f)    [ ]    An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F).

     (g)    [ ]    A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G).

     (h)    [ ]    A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act.

     (i)    [ ]    A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act.

     (j)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

Item 4.   Ownership
          ---------

     (a)  Amount beneficially owned:

     Mr. Rothberg beneficially owns 1,460,592 shares of Common Stock consisting of 1,460,592 shares of Common Stock held by Grand Hemroc Limited Partnership. Mrs. Rothberg beneficially owns 1,475,592 shares (consisting of (i) 15,000 shares held by Mrs. Rothberg and (ii) 1,460,592 shares of Common Stock held by Grand Hemroc Limited Partnership.). Mr. and Mrs. Rothberg serve as co-general partners of Grand Hemroc Limited Partnership.

     (b)  Percent of class:

     Mr. and Mrs. Rothberg own 3.3% of the Common Stock of the Issuer.

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

          Mr. Rothberg: no shares
          Mrs. Rothberg: 15,000 shares

          (ii)   shared power to vote or to direct the vote:

          Mr. Rothberg: 1,460,592 shares
          Mrs. Rothberg: 1,475,592 shares

          (iii)  sole power to dispose or to direct the disposition of:

          Mr. Rothberg: no shares
          Mrs. Rothberg: 15,000 shares

          (iv)   shared power to dispose or to direct the disposition of:

          Mr. Rothberg: 1,460,592 shares
          Mrs. Rothberg: 1,475,592 shares

Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company
          --------------------------------------------------------

     Not applicable.

Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

     Not applicable.

Item 9.   Notice of Dissolution of Group
          ------------------------------

     Not applicable.

Item 10.  Certification
          -------------

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        NAME



Date:      February 14, 2001            By: /s/ Henry M. Rothberg
     -----------------------                --------------------------



                                        Henry M. Rothberg
                                        ------------------
                                        Name and Title


Date:      February 14, 2001            By: /s/ Lillian R. Rothberg
     -----------------------                ----------------------------



                                        Lillian R. Rothberg
                                        -------------------
                                        Name and Title



Exhibit 1

                           JOINT FILING AGREEMENT OF
                   HENRY M. ROTHBERG AND LILLIAN R. ROTHBERG

     The undersigned hereby agree that the Schedule 13G with respect to the securities of CuraGen Corporation dated as of even date herewith is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.


Dated:  February 14, 2000               /s/ Henry M. Rothberg
                                            ----------------------
                                            Henry M. Rothberg


                                        /s/ Lillian R. Rothberg
                                            ------------------------
                                            Lillian R. Rothberg